82-4341

02 SEP 11 AM 9:36

Rádio Gaúcha S.A.

Financial Statements at December 31, 2001 and 2000 and June 30, 2002 and 2001 and Report of Independent Accountants

SUPPL

dlw 9/18

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua General Bento Martins, 24 8º
90010-080 Porto Alegre, RS - Brasil
Caixa Postal 2178
Telefone (51) 3212-2311
Fax (51) 3212-5211

Report of Independent Accountants

August 2, 2002

To the Board of Directors and Stockholders
Rádio Gaúcha S.A.

1 We have audited the accompanying balance sheets of Rádio Gaúcha S.A. as of December 31, 2001 and 2000, and the related statements of operations, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with Brazilian approved auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Rádio Gaúcha S.A. at December 31, 2001 and 2000, and the results of its operations, the changes in stockholders' equity and the changes in its financial position for the years then ended, in conformity with accounting principles generally accepted in Brazil.

PRICEWATERHOUSECOOPERS

August 2, 2002
Rádio Gaúcha S.A.

4 We have also reviewed the accompanying financial statements of Rádio Gaúcha S.A. as of and for the six-month periods ended June 30, 2002 and 2001. These financial statements are the responsibility of the company's management.

5 We conducted our reviews in accordance with standards approved by the Institute of Independent Auditors of Brazil (IBRACON). A review consists, principally, of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters regarding the criteria used to prepare the financial statements. A review does not represent an audit conducted in accordance with Brazilian approved auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

6 Based on our reviews, we are not aware of any material modifications that should be made to the financial statements mentioned in paragraph 4 for them to be in conformity with accounting principles generally accepted in Brazil.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" RS

Carlos Alberto de Sousa
Partner
Contador CRC 1RJ056561/S-7 "S" RS

Rádio Gaúcha S.A.

Balance Sheet

In thousands of Brazilian reais

Assets	December 31 2001	December 31 2000	June 30 2002 (Unaudited)	June 30 2001 (Unaudited)
Current assets				
Accounts receivable				
Trade	2,252	2,336	2,533	1,892
Group companies (Note 4)	4,356	4,844	5,076	5,570
Inventories	102	163	102	93
Prepaid income taxes			474	298
Other	237	244	374	217
	6,947	7,587	8,559	8,070
Long-term receivables				
Deferred income taxes		13		10
Judicial deposits and fiscal incentives	875	413	1,716	661
	875	426	1,716	671
Permanent assets				
Investments	294	294	294	294
Property, plant and equipment (Note 5)	1,670	1,886	1,640	1,800
	1,964	2,180	1,934	2,094
Total assets	9,786	10,193	12,209	10,835

Liabilities and stockholders' equity	December 31 2001	December 31 2000	June 30 2002 (Unaudited)	June 30 2001 (Unaudited)
Current liabilities				
Trade accounts payable	98	164	418	127
Loans	14		12	
Salaries and social security contributions	1,202	1,079	1,082	900
Provision for income taxes	46	92	557	348
Other taxes payable	73		117	95
Commissions and bonuses payable	307	393	373	249
Deferred advertising revenue			193	
Dividend proposed/payable	11	1,323	11	1,276
Other	143	141	249	164
	1,894	3,192	3,012	3,159
Long-term liabilities				
Deferred income taxes	186	187	163	195
Provision for contingencies (Note 8)	27	38	33	32
	213	225	196	227
Stockholders' equity (Note 6)				
Capital	836	836	836	836
Capital reserve	552	490	552	490
Revenue reserve	168	168	168	168
Retained earnings	6,123	5,282	7,445	5,955
	7,679	6,776	9,001	7,449
Total liabilities and stockholders' equity	9,786	10,193	12,209	10,835

The accompanying notes are an integral part of these financial statements.

Rádio Gaúcha S.A.

Statement of Operations

In thousands of Brazilian reais, except per-share data

	Years ended December 31		Six-month periods ended June 30	
	2001	**2000**	**2002 (Unaudited)**	**2001 (Unaudited)**
Operating revenues				
Advertising	17,433	18,802	10,463	8,292
Taxes on revenues	(645)	(693)	(361)	(302)
	16,788	18,109	10,102	7,990
Operating costs				
Personnel	(4,838)	(4,853)	(2,454)	(2,245)
Depreciation	(434)	(518)	(220)	(228)
Royalties	(563)	(606)	(334)	(268)
Other	(962)	(1,298)	(1,411)	(484)
	(6,797)	(7,275)	(4,419)	(3,225)
Gross profit	9,991	10,834	5,683	4,765
Operating income (expenses)				
Selling	(3,300)	(3,890)	(1,826)	(1,782)
General and administrative	(3,811)	(3,891)	(1,849)	(1,768)
Financial income	131	93	247	97
Financial expenses (Note 7)	45	(335)	(1)	(30)
Other, net	94	20	(13)	47
	(6,841)	(8,003)	(3,442)	(3,436)
Operating profit	3,150	2,831	2,241	1,329
Non-operating income (expenses), net	(20)	462	(2)	(23)
Income before taxes on income	3,130	3,293	2,239	1,306
Social contribution	(305)	(310)	(194)	(137)
Income tax	(664)	(719)	(471)	(236)
Net income	2,161	2,264	1,574	933
Net income per thousand shares at the end of the year/period - R$	4,392.28	4,601.63	3,199.19	1,896.34

The accompanying notes are an integral part of these financial statements.

Rádio Gaúcha S.A.

Statement of Changes in Stockholders' Equity
In thousands of Brazilian reais, except per-share data

		Capital reserve	Revenue reserve		
	Capital	Fiscal incentives	Legal reserve	Retained earnings	Total
At January 1, 2000	836	399	168	4,055	5,458
Fiscal incentive investments		91			91
Reversal of income taxes on the price-level restatement of stockholders' equity accounts				(163)	(163)
Interest on capital distributed to stockholders (Note 6 (b))				(305)	(305)
Net income for the year				2,264	2,264
Proposed dividend (R$ 1,156.50 per thousand shares) (Note 6 (a))				(569)	(569)
At December 31, 2000	836	490	168	5,282	6,776
Fiscal incentive investments		62			62
Reversal of income taxes on the price-level restatement of stockholders' equity accounts				(150)	(150)
Interest on capital distributed to stockholders (Note 6 (b))				(355)	(355)
Net income for the year				2,161	2,161
Dividend proposed/distributed (R$ 1,656.50 per thousand shares) (Note 6 (a))				(815)	(815)
At December 31, 2001	836	552	168	6,123	7,679

Statement of Changes in Stockholders' Equity

In thousands of Brazilian reais, except per-share data

(continued)

		Capital reserve	Revenue reserve		
	Capital	Fiscal incentives	Legal reserve	Retained earnings	Total
At January 1, 2002	836	552	168	6,123	7,679
Interest on capital distributed to stockholders (Note 6 (b)) (Unaudited)				(252)	(252)
Net income for the period (Unaudited)				1,574	1,574
At June 30, 2002 (Unaudited)	836	552	168	7,445	9,001
At January 1, 2001	836	490	168	5,282	6,776
Reversal of income taxes on the price-level restatement of stockholders' equity accounts (Unaudited)				(88)	(88)
Interest on capital distributed to stockholders (Note 6 (b)) (Unaudited)				(172)	(172)
Net income for the period (Unaudited)				933	933
At June 30, 2001 (Unaudited)	836	490	168	5,955	7,449

The accompanying notes are an integral part of these financial statements.

Rádio Gaúcha S.A.

Statement of Changes in Financial Position
In thousands of Brazilian reais

	Years ended December 31		Six-month periods ended June 30	
	2001	2000	2002 (Unaudited)	2001 (Unaudited)
Financial resources were provided by:				
Net income for the year/period	2,161	2,264	1,574	933
Expenses (income) not affecting working capital:				
Deferred income taxes	(138)	(73)	(23)	(77)
Provision for contingencies	(11)	(316)	6	(6)
Depreciation	434	518	220	228
Net book value of permanent asset disposals	22	2		1
Total funds provided	2,468	2,395	1,777	1,079
Financial resources were used for:				
Increase in long-term receivables	400	33	841	248
Property, plant and equipment	240	615	190	143
Proposed/distributed dividend	815	569		
Interest on capital distributed to stockholders	355	305	252	172
Total funds used	1,810	1,522	1,283	563
Increase in working capital	658	873	494	516
Current assets				
At the end of the year/period	6,947	7,587	8,559	8,070
At the beginning of the year/period	7,587	6,456	6,947	7,587
	(640)	1,131	1,612	483
Current liabilities				
At the end of the year/period	1,894	3,192	3,012	3,159
At the beginning of the year/period	3,192	2,934	1,894	3,192
	(1,298)	258	1,118	(33)
Increase in working capital	658	873	494	516

The accompanying notes are an integral part of these financial statements.

1 Business

The company is owned by three family groups and is operated, together with other companies, as one integrated unit, the Rede Brasil Sul - RBS. The company is located in Porto Alegre, in the State of Rio Grande do Sul, Brazil, and is engaged in radio broadcasting.

The Rede Brasil Sul - RBS Group includes companies operating in newspaper publishing, television and radio broadcasting, cable television, real estate, insurance brokerage, travel agency and other activities.

The Brazilian Federal Constitution establishes that foreign shareholders may own a maximum of 30% of the capital of radio broadcasting companies.

The Federal licenses required for the radio broadcasting activities are granted by government authorities and are approved by the Federal Congress. Moreover, radio broadcasting licenses are granted separately by location. The licenses are non-exclusive, expire after a predetermined time-limit (ten years) and are renewable upon application for a similar period. The company's current license expires in 2003.

Income and expenses on transactions among the RBS Group companies are allocated among the companies that benefit from or incur the income and expenses using bases that may not necessarily be the same as those that would have been applied if the transactions had been made with unrelated parties.

On December 26, 1996, the company transferred all of its trademarks registered with the *Instituto Nacional de Propriedade Industrial - INPI* (National Industrial Patents Institute) to another RBS Group company, RBS Participações S.A., free of charge. RBS Participações S.A. has been collecting royalties on the company's net operating revenues, calculated at 3.5%.

In thousands of Brazilian reais, unless otherwise stated

2 Presentation of the Financial Statements

The accounting records of the company are maintained in accordance with Brazilian corporate and tax legislation, and the financial statements have been prepared therefrom, including certain adjustments to conform with accounting principles generally accepted in Brazil ("Brazilian GAAP"), which originally required the presentation of financial statements under the constant currency methodology, as a means of depicting more clearly the impacts of inflation on a company's financial information.

Under the constant currency methodology, all financial statement balances, including comparative balances from prior years, are presented in reais of constant purchasing power using as the basis for restatement the official index *Unidade Fiscal de Referência - UFIR* (Fiscal Unit of Reference) up to December 31, 1995 and the variation of the *Índice Geral de Preços - Mercado - IGP-M* (General Market Price Index) as from that date. The reported amounts of non-monetary assets, such as inventories and permanent assets, and stockholders' equity include restatement as from the date of origin.

In 2001, Resolution 900 of the Federal Accountancy Council (CFC) established that the indexation of the accounts under the constant currency methodology should be suspended during periods of low inflation, i.e., when the cumulative inflation rate in a 36-month period is less than 100%. The Company has therefore suspended the indexation in its financial statements as from September 30, 2001, and subsequent transactions are recorded at their historical amounts without indexation. Likewise, the comparative balances from prior years have been indexed to inflation only up to September 30, 2001.

The price-level restatement of financial statements for both statutory and tax purposes was abolished as from January 1, 1996 by Law 9249. Although the company's statutory accounting records as from January 1, 1996 do not reflect any price-level restatements permanent assets and stockholders' equity accounts, pro forma adjustments have been made to the financial statements to reflect these restatements through the constant currency methodology. These restatements no longer have any tax effects, but pro forma tax adjustments have been made to the financial statements to assure consistency with prior periods as well as to reflect future deferred tax effects, as explained in the following paragraph.

As from January 1, 1996, the full tax effect of the net restatement effect taken to income was recognized as a credit to income at the current tax rates, in order to maintain comparability with the prior periods. The deferred tax liability on the restatement of permanent assets has been shown as a long-term liability and is reversed to income as the restatement is realized through the disposal of investments and the depreciation or disposal of property, plant and equipment. On the other hand, the tax credit arising from the restatement of stockholders' equity accounts is reversed and charged to retained earnings since this amount does not represent an actual tax benefit.

3 Significant Accounting Policies

(a) Determination of results of operations and current and long-term assets and liabilities

Results of operations are determined on the accrual basis and include gains and losses on monetary items, the restatement of non-monetary items, the adjustment to present value of significant fixed-rate trade accounts receivable and payable and, where applicable, the effects of adjustments of assets to market or net realizable values.

Advertising revenue is recorded when the related broadcasting takes place.

Non-cash exchanges of advertising for services or goods are recorded at market value both in revenues and expenses.

(b) Inventories

Inventories, basically spare parts, are stated at the average purchase cost, which is lower than replacement cost.

(c) Permanent assets

These assets are stated at cost. Depreciation of property, plant and equipment is computed on the straight-line method, at the rates shown in Note 5, which take into consideration the estimated useful lives of the assets.

In thousands of Brazilian reais, unless otherwise stated

(d) Income taxes

Income tax is calculated at the standard rate plus supplementary rate totaling 25%. Social contribution tax is calculated at the current rate applied to adjusted income before income tax (12% from May 1, 1999 through January 31, 2000 and 9% from February 1, 2000 through December 31, 2002). Deferred income taxes are calculated on temporary differences.

The tax legislation allows the company to record a tax credit related to the reimbursement of free electoral advertising. On April 10, 2001, the regulations for the reimbursements related to the 2000 elections were issued. Even though the company had already used a tax credit during 2000 (based on prior legislation), the new regulations resulted in a complement of the credit already used. This complement, together with the tax credit related to free electoral advertising broadcasted during the year 2001, totaled R$ 157 (June 30, 2002 - R$ 44; June 30, 2001 - R$ 126).

(e) Statements of operations, of changes in stockholders' equity and of changes in financial position

During periods in which the indexation of balances under the constant currency methodology is applicable (see Note 2), the amounts presented in these statements are indexed as from the month they are recorded and are adjusted by purchasing power gains and losses on monetary items.

In thousands of Brazilian reais, unless otherwise stated

4 Related Party Transactions and Balances

	December 31				June 30			
	2001		2000		2002		2001	
	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)
RBS Administração e Cobranças Ltda.								
Accounts receivable - Group companies	887		377		1,428		1,080	
Zero Hora - Editora Jornalística S.A.								
Accounts receivable - Group companies			1,081		(1)		1,087	
Financial income		50						19
Televisão Gaúcha S.A.								
Accounts receivable - Group companies	(1)		(2)				(11)	
Teleparbs Participações S.A.								
Accounts receivable - Group companies			3,477				3,496	
Financial income		61		173				61
RBS Participações S.A.								
Accounts receivable - Group companies	3,499		(53)		3,667		(45)	
Financial income		160				174		
Other RBS Group companies								
Accounts receivable - Group companies	(29)		(36)		(18)		(37)	

In thousands of Brazilian reais, unless otherwise stated

(a) RBS Administração e Cobranças Ltda. is a group company which functions as a treasury department, carrying out all collections and making all payments on behalf of the companies of the RBS Group. The balances with this company bear no interest and are shown in current assets because the funds held by this company on behalf of the group companies are readily available.

(b) The balances with RBS Participações S.A., Teleparbs Participações S.A. and Zero Hora - Editora Jornalística S.A. (as from 2001) bear interest of 1% per month. The other balances bear no interest.

(c) The company, together with the other three main media companies of the RBS Group, has guaranteed the first and the second tranches, amounting to US$ 50,000,000 and US$ 125,000,000, respectively, of a US$ 200,000,000 Global Medium-Term Program issued by RBS Participações S.A. in December 1995 and in March 1997, with final maturity in 2003 and 2007. In connection with this Program, the company is required to observe certain negative covenants. All of these covenants are being observed.

Additionally, on April 25, 2002, the company, together with the other three main media companies of the RBS Group, guaranteed the interest rate swap contracted by RBS Participações S.A. in the notional amount of R$ 294,600 (equivalent to US$ 125,000,000 on that date) exchanging the U.S. dollar exchange variation for the interbank certificate of deposit (CDI) interest rate less 6.36% p.a. The due date of such contract is March 29, 2007.

In thousands of Brazilian reais, unless otherwise stated

5 Property, Plant and Equipment

			December 31		June 30		
			2001	2000	2002	2001	
	Cost	Accumulated depreciation	Net	Net	Net (Unaudited)	Net (Unaudited)	Annual depreciation rates - %
Land	419		419	419	419	419	
Buildings and structures	1,297	820	477	536	444	506	4 and 10
Installations	562	515	47	45	44	41	10 and 20
Machinery and equipment	6,044	5,414	630	757	672	703	10 and 33
Vehicles	320	251	69	108	37	114	25
Other	34	6	28	21	24	17	
	8,676	7,006	1,670	1,886	1,640	1,800	

In thousands of Brazilian reais, unless otherwise stated

6 Stockholders' Equity

(a) Capital comprises 492,000 nominative common shares without par value. The stockholders are entitled to an annual dividend of not less than 25% of net income per the statutory financial statements, after appropriation to the legal reserve of an amount equivalent to 5% of the annual net income, up to the limit of 20% of capital, also per the statutory financial statements.

In accordance with the company's by-laws, a statutory reserve for investments and working capital should be established based on appropriations of 10% of net income after appropriations to the legal reserve and the minimum annual dividend. The total of the legal and statutory reserves cannot exceed the amount of the company's capital. At December 31, 2001 and 2000, the board of directors decided not to make the appropriation related to the statutory reserve. The Annual General Meeting confirmed these decisions.

In December 2001 and 2000, the company's board of directors decided to propose dividends totaling R$ 514 and R$ 569, related to those years, respectively. These dividends, plus the interest on capital mentioned in item (b) below, exceeded the minimum annual dividend, and were later approved at the respective Annual General Meeting.

On August 6, 2001, the stockholders approved the distribution of an additional dividend related to 2000, amounting to R$ 301.

(b) Law 9249 introduced as from 1996 an option for companies to calculate a nominal interest charge on capital invested and utilized in operations for the period (defined as total stockholders' equity less revaluation reserves), calculated on a pro rata basis based on the *Taxa de Juros de Longo Prazo - TJLP* (long-term interest rate). This charge, limited to 50% of the net income for the period or of retained earnings, is deductible for income tax purposes and for social contribution, but is subject to 15% withholding tax; such interest amounts may be used to increase capital or be paid directly to stockholders either as interest or as a prepayment of the minimum statutory dividend.

The company has taken this latter option and has charged the amount directly to retained earnings and treated it as an additional dividend distribution.

In thousands of Brazilian reais, unless otherwise stated

(c) The balance of retained earnings in the company's statutory financial statements is reconciled to the balances in these financial statements as follows:

	December 31		June 30	
	2001	2000	2002 (Unaudited)	2001 (Unaudited)
Balances per statutory financial statements	6,333	5,055	7,699	5,946
Restatement of initial balances		387		190
Adjustments arising from the constant currency accounting methodology	(193)	(135)	(234)	(160)
Further adjustments to conform the financial statements to accounting principles generally accepted in Brazil	(17)	(25)	(20)	(21)
Balances in these financial statements	6,123	5,282	7,445	5,955

7 Financial Expenses

In 2000, financial expenses include R$ 2 of interest and a loss R$ 1 (June 30, 2002 - R$ 1 loss; June 30, 2001 - R$ 1 gain) from monetary variations on bank loans. The monetary variation amounts consider the differences between the inflation index used to prepare the constant currency financial statements and the index used to adjust local currency loans or the exchange rate variations on foreign currency loans. Allocation of monetary gains and losses is subject to estimates made by management.

8 Contingencies

(a) The company is party to various civil lawsuits that have arisen in the ordinary course of its business, including actions for libel. Based on the opinion of the in-house legal counsel, management does not believe that any litigation pending against the company will have a material adverse effect on its business or financial condition.

(b) The company is the defendant in certain labor and tax suits. Provisions for contingencies related to the estimated probable losses have been recorded based on the opinions of external and in-house legal advisors.

9 Pension Fund

The companies in the RBS Group (the "Sponsors") have formed RBS Prev - Sociedade Previdenciária, a private pension fund (the "Fund"), to provide employees with supplementary pension and disability benefits, in addition to those paid by the National Social Security System. The Fund was approved by the Ministry of Social Security in October 1996 and was implemented as from January 1997.

The Fund is a defined contribution plan, with contributions from Sponsors and participants calculated based on variable amounts and percentages at the option of each participant. The normal contributions of the Sponsors are calculated on the basic contribution of the participants, at rates of up to 300% depending on the participant's age. Past service benefits will be funded by the Sponsors over twenty years through monthly payments adjusted by the *Índice Nacional de Preços ao Consumidor - INPC* (National Consumer Price Index). These contributions will automatically cease when the participant terminates employment for any reason, reaches retirement age, dies or becomes disabled.

In thousands of Brazilian reais, unless otherwise stated

Furthermore, the Sponsors may opt to make additional contributions at any time, and the normal and additional contributions may be revised by the participants and Sponsors in February of each year. The Sponsors may also temporarily reduce or suspend their contributions, maintaining only those necessary to cover the benefits already accrued to the participants or their beneficiaries.

The sponsors do not have any responsibility to guarantee the minimum level of the benefits to the participants when they terminate their employment.

The company's contributions in the year ended December 31, 2001 amounted to R$ 132 (2000 - R$ 113; period ended June 30 , 2002 - R$ 77; period ended June 30, 2001 - R$ 63).

The Fund's financial statements at December 31, 2001 and 2000 were examined by independent accountants, and the actuarial reserves were determined by an actuary. The independent accountants issued unqualified opinions on those financial statements.

* * *